Exhibit 16.1

October 14, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C.  20549

Dear Sirs:

We did not complete our final review of the final draft of the comments in Item 4.02(b) of Form 8-K of Video Without Boundaries, Inc. (Commission File No. 0-31497) dated October 6, 2005, in accordance with our Firm’s quality control policies and procedures. Several communications between our Firm and Video Without Boundaries, Inc. in connection with this proposed Form 8-K took place over a period of several months.  Furthermore, to-date Video Without Boundaries, Inc. has failed to pay the Firm certain amounts due related to services rendered in connection with preliminary reviews and discussions relating to the prior drafts of the filed document. Therefore, we are not in a position to agree or disagree with the Registrant’s statements as stated therein.

Yours truly,
/s/	BERKOVITS, LAGO & COMPANY, LLP
Certified Public Accountants